ARTICLE III - BOARD OF DIRECTORS
1.
GENERAL POWERS.
The business and affairs of the corporation shall be managed by its board of directors.
The directors shall in all cases act as aboard, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

2.NUMBER, TENURE AND QUALIFICATIONS.
	The number of directors of the
corporation shall be 3.	Each director shall
hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

3.REGULAR MEETINGS.
A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

4.SPECIAL MEETINGS.
Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5.NOTICE.
Notice of any special meeting shall be given at least 10 days previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company.
The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

By-Laws 5